Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Year Ended
	December 31,
	2013	2012

Net income	$1,070,995	$192,740

Preferred Stock dividend requirements	(57,122)	(80,959)

Net income attributable to
common stockholders	$1,013,873	$111,781

Basic Weighted average number of common
shares outstanding	16,149,942	15,822,729

Preferred Stock Common Share Equivalents	1,236,160	-

Dilutive Stock Options outstanding for
the Period	465,107	264,197

Dilutive Warrants outstanding for
the Period	404,968	136,246

Diluted Weighted average number of common
and equivalent shares outstanding	18,256,177	16,223,172

Basic and Diluted Net income per common share	$0.06	$0.01